SECURI 15047874 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8 - 30700

SEC Mail Processing Section RECEIVED MAR 10 2015 Wash., D.C. 201

XKK 3/13

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Placement Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 10th Avenue, 11th floor
(No. and Street)

San Diego (City) — CA (State) — 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha Soto — (619) 326 1200 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates , Inc
(Name -- *if individual, state last, first, middle name*)

9221 Corbin Avenue ,Suite 170 (Address) — Northridge (City) — CA (State) — 91324 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Martha Soto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Placement Group, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Martha E Soto
Signature

Direc.
Title

Sara Mora
Notary Public

SARA ELIZABETH MORA
Commission # 2006818
Notary Public - California
San Diego County
My Comm. Expires Feb 9, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLACEMENT GROUP

REPORT PURSUANT TO RULE 17a-5(d)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Investment Placement Group:

We have audited the accompanying statement of financial condition of Investment Placement Group ("the Company") as of December 31, 2014, and the related notes (the "financial statements"). These financial statements are the responsibility of Investment Placement Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Placement Group as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2014

Assets	
Cash and cash equivalents	$ 966,505
Deposits with clearing organizations	461,726
Receivables:	
Clearing organizations	84,752
Other	14,594
Securities owned, at fair value	8,031,982
Prepaid expenses and other assets	523,025
Furniture, equipment, and leasehold improvements, net	208,419
Deferred tax recovery	113,606
Due from related party	339,760
Total Assets	$ 10,744,369
Liabilities and Shareholder's Equity	
Liabilities	
Note payable - bank	$ 1,358,000
Accounts payable and accrued expenses	317,032
Commissions payable	271,077
Due to clearing organization	2,106,370
Income taxes payable	5,392
Deferred liabilities	95,744
Total Liabilities	4,153,615
Shareholder's Equity	
Common stock - Series A, no par value, 146,719 shares authorized, issued and outstanding	3,832,041
Additional paid-in-capital	565,075
Retained earnings	2,193,638
Total Shareholder's Equity	6,590,754
Total Liabilities and Shareholder's Equity	$ 10,744,369

INVESTMENT PLACEMENT GROUP

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

NOTE 1 – NATURE OF ORGANIZATION

Investment Placement Group (the "Company"), a California corporation, is a registered broker-dealer in securities under the Securities and Exchange act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC).

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a(d)(3) and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold funds or securities for or owe funds or securities to customers. As a result, the Company is exempt from certain provisions and requirements of the SEC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company earns commissions through introducing trades and markup revenue from riskless principal trades on behalf of the Company's clients. The earnings process is substantially complete at the trade date in accordance with the regulations of the SEC and accounting principles generally accepted in the United States of America, ("U.S. GAAP").

The Company has adopted FASB ASC 320, Investments – Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS AND OTHER RECEIVABLES

The balances shown as receivable from and payable to clearing organizations and other receivables represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such and property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2014, management has determined that the Company's assets are not impaired.

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – VALUATION TECHNIQUES

Investments in Securities and Securities Owned

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Corporate_Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Corporate bonds are generally categorized in Level 1 or 2 of the fair value hierarchy.

Forward Contracts

Forward contracts are traded on the OTC market. The fair value of forward contracts is valued using observable inputs, such as currency exchange rates or commodity prices, applied to notational amounts stated in the applicable contracts. Forward contracts are generally categorized in Level 2 of the fair value hierarchy.

FOREIGN CURRENCY TRANSACTIONS

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2014:

Description	Level 1	Level 2	Level 3	Total
Assets				
Corporate Bonds				
Brazil:				
Consumer, non-cyclical	$ 301,500	$ –	$ –	$ 301,500
Industrials	234,000	226,338	–	460,338
Columbia:				
Consumer, cyclical	257,500	–	–	257,500
France:				
Financial	193,750	–	–	193,750
Guatemala:				
Financial	–	316,695	–	316,695
Hong Kong:				
Basic materials	155,625	–	–	155,625
Diversified	153,230	–	–	153,230
Mexico:				
Basic materials	204,000	–	–	204,000
Communications	207,100	146,175	–	353,275
Consumer, cyclical	166,650	142,500	–	309,150
Consumer, non-cyclical	212,915	–	–	212,915
Diversified	608,400	–	–	608,400
Financial	399,500	–	–	399,500
Industrials	595,000	–	–	595,000
Netherlands:				
Communications	210,100	–	–	210,100
Financial	213,494	–	–	213,494
Peru:				
Consumer, non-cyclical	132,000	–	–	132,000
Russia:				
Communications	151,000	–	–	151,000
Financial	456,931	–	–	456,931
Spain:				
Financial	195,680	–	–	195,680
Switzerland:				
Financial	506,340	–	–	506,340
United Kingdom:				
Financial	218,684	–	–	218,684
United States:				
Basic materials	209,000	–	–	209,000
Communications	187,000	165,750	–	352,750
Consumer, cyclical	164,250	–	–	164,250
Technology	405,500	–	–	405,500
Utilities	215,500	–	–	215,500
Venezuela:				
Energy	79,875	–	–	79,875
Total Corporate Bonds	7,034,524	997,458	–	8,031,982
Total Assets	$7,034,524	$997,458	$ –	$8,031,982

NOTE 4 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

As of December 31, 2014, Furniture, equipment and leasehold improvements, net consisted of the following:

			Useful Life
Furniture and fixtures	$	480,437	7
Leasehold improvements		430,482	10
Office equipment		365,649	5
Capital leases		17,790	3
Automobile		31,600	5
Total		1,325,958	
Less: accumulated depreciation and amortization		(1,117,539)	
Furniture, equipment and leasehold improvements, net	$	208,419	

NOTE 5 – INCOME TAXES

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2014 was:

Deferred tax assets (liabilities):		
Depreciation	$	60,331
Unrealized gains and losses		14,977
Rent amortization		38,298
Total	$	113,606

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of December 31, 2014.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of December 31, 2014.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

NOTES PAYABLE

The Company has a note payable with San Diego Private Bank dated December 17, 2014 for $1,358,000 all of which was outstanding as of December 31, 2014. The note bears interest at 4.75% per annum and calls for 59 regular payments of approximately $14,240 with a balloon payment of approximately $773,361 due in December 2019. The note is guaranteed by the Company's shareholders and collateralized by the assets of the Company. Future payments on the note are as follows;

Year ending December 31,		
2015	$	108,732
2016		113,844
2017		119,537
2018		125,341
2019		890,546
	$	1,358,000

OPERATING LEASES

The Company has leases for office space in San Diego, CA and Mexico that expire in June 2017 and April 2017, respectively.

The future minimum lease payments under the Company's non-cancelable operating leases are as follows as of December 31, 2014:

Year ending December 31,		
2015	$	558,082
2016		567,622
2017		523,411
	$	1,649,115

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer security transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces substantially all of its securities transactions to Pershing, its clearing broker, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of Pershing, In accordance with the clearing agreement, the Company has agreed to indemnify Pershing for losses, if any, which Pershing may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and Pershing monitor collateral on the customers' accounts.

The Company maintains several bank accounts at financial institutions both in the United States and foreign countries. Those balances in the United States accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC) up to $500,000. At times during the year ended December 31, 2014, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits and/or in uninsured foreign accounts. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 8 – RELATED PARTY TRANSACTIONS

In 2010 the Company entered into a Cost Sharing Agreement (the "Agreement") with IPG Investment Advisors, LLC ("the Advisor"). Per the Agreement, the Company and the Advisor will share 50% of general and administrative expenses incurred by both to conduct their business. The term of the Agreement is effective as of April 1, 2010 and continues until terminated by either party at any time by providing the other with 30 days written notice to the other party. The Company has a receivable from the Advisor of approximately $278,860 as of December 31, 2014 and this amount is included in the total of $339,760 listed on the Balance Sheet as of December 31, 2014 as Due from related party.

NOTE 9 – RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2014, various ASUs issued by FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (*February 2013*).	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (*July 2013*).	After 12/15/14
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Componenets of an Entity (*April 2014*).	After 12/15/14
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (*May 2014*).	After 12/15/17
2014-15	Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertantities about an Entity's Ability to Continue as a Going Concern (*August 2014*).	After 12/15/16

The company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $4,031,841 which exceeded required net capital of $276,909 by $3,754,932. The Company's ratio of aggregate indebtedness to net capital was 1 to 1 at December 31, 2014, which was less than the maximum ratio of 15 to 1.

NOTE 11 – RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $217,041 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 3,814,800
Adjustments:		
Accumulated equity	$ 61,461	
Non-allowable assets	155,580	
Total adjustments		217,041
Net capital per audited statements		$ 4,031,841